UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AutoNation, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

05329W102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Melinda French Gates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,601,298 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,601,298 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,601,298 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held directly by Melinda French Gates (“MFG”) and through trusts for which MFG has sole beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)	Based on 65,538,144 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed for the quarter ended September 30, 2021.

CUSIP No. 05329W102	SCHEDULE 13G	Page 3 of 6

Item 1.	(a) Name of Issuer

AutoNation, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

200 SW 1st Avenue
Fort Lauderdale, FL 33301

Item 2.	(a) Name of Person Filing

This statement is being filed by Melinda French Gates.

(b) Address of Principal Business Office or, if none, Residence

500 Fifth Avenue North, Seattle, Washington 98109.

(c) Citizenship

United States of America

(d) Title of Class of Securities

Common Stock, $0.01 par value per share.

(e) CUSIP No.

05329W102

CUSIP No. 05329W102	SCHEDULE 13G	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable;

CUSIP No. 05329W102	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership

(a) Amount Beneficially Owned: See Row 9 of the cover sheet for each Reporting Person.

(b) Percent of Class: See Row 11 of the cover sheet for each Reporting Person.

(c) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: See Row 5 of the cover sheet for each Reporting Person.

(ii)  Shared power to vote or to direct the vote: See Row 6 of the cover sheet for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of the cover sheet for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of the cover sheet for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05329W102	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 2022

MELINDA FRENCH GATES

By:	/s/ John K. Sage
	Name:	John K. Sage (1)
	Title:	Attorney-in-fact

(1)	Duly authorized under Power of Attorney by and on behalf of Melinda French Gates, attached hereto as Exhibit 99.1.